


05041049

SECURIT N

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 45673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbury Street Capital Ltd. Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Newbury Street
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Katz (617) 536-0333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti, Andronico, LLP
(Name – *if individual, state last, first, middle name*)

793 Turnpike Street	North Andover	MA	01845
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel E. Bain, Jr. ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbury Street Capital, Limited Partnership, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President, Newbury Street Capital as General Partner

Title



Notary Public

Expires 2/28/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWBURY STREET CAPITAL LIMITED PARTNERSHIP

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003



Moody, Famiglietti & Andronico, LLP
Certified Public Accountants and Consultants

To the Partners
Newbury Street Capital Limited Partnership
38 Newbury Street
Boston, Massachusetts 02116

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Newbury Street Capital Limited Partnership as of December 31, 2004 and 2003, and the related statements of income, changes in partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbury Street Capital Limited Partnership as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 4, 2005

793 Turnpike Street, North Andover, MA 01845-6177
(978)688-7300 fax (978)685-2333
www.mfa-cpa.com info@mfa-cpa.com

December 31		2004		2003
Assets				
Current Assets:				
Cash and Equivalents	$	418,184	$	783,766
Commissions Receivable		15,632		104,105
Prepaid Expenses and Other Current Assets		26,344		13,421
Total Current Assets		460,160		901,292
Clearing Broker Deposit (Note 2)		150,000		-
Total Assets	$	610,160	$	901,292
Liabilities and Partners' Capital				
Current Liabilities:				
Loans Payable - Partners (Note 7)	$	259,320	$	518,641
Accounts Payable and Accrued Expenses		25,537		30,627
Distributions Payable		60,200		-
Due to Affiliated Entity (Note 8)		17,395		13,250
Total Current Liabilities		362,452		562,518
Distributions Payable		10,200		-
Total Liabilities		372,652		562,518
Partners' Capital		237,508		338,774
Total Liabilities and Partners' Capital	$	610,160	$	901,292

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31	2004	2003
Revenues:		
Commissions (Note 8)	$ 736,250	$ 860,200
Interest	290,543	164,997
Total Revenues	1,026,793	1,025,197
Expenses:		
Commissions and Clearing	334,450	473,109
Management Fees (Note 8)	120,000	66,000
Professional Fees	16,877	17,383
Broker Dealer and Agent Fees	15,489	11,885
Net Loss on Investments	14,899	4,767
Interest Expense	12,261	10,117
Insurance - Bonding	5,778	-
Miscellaneous	4,960	3,362
Quote Service	4,800	4,800
Training	2,700	3,000
Computer Expense	2,025	2,000
Settlement Fee (Note 6)	-	150,000
Total Expenses	534,239	746,423
Net Income	$ 492,554	$ 278,774

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31	2004	2003
Partners' Capital, Beginning	$ 338,774	$ 661,362
Net Income	492,554	278,774
Contribution to Capital (Note 4)	-	60,000
Distributions to Partners (Notes 5 and 7)	(593,820)	(661,362)
Partners' Capital, Ending	$ 237,508	$ 338,774

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31	2004	2003
Cash Flows from Operating Activities:		
Net Income	$ 492,554	$ 278,774
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Decrease (Increase) in Commissions Receivable	88,473	(46,614)
Increase in Clearing Broker Deposit	(150,000)	-
Increase in Prepaid Expenses and Other Current Assets	(12,923)	(225)
(Decrease) Increase in Accounts Payable and Accrued Expenses	(5,090)	21,513
Increase in Due to/from Affiliated Entity	4,145	13,250
Net Cash Provided by Operating Activities	417,159	266,698
Cash Flows from Financing Activities:		
Distributions to Partners	(523,420)	(142,721)
Repayments of Loans Payable - Partners	(259,321)	-
Contributions to Capital	-	60,000
Net Cash Used in Financing Activities	(782,741)	(82,721)
Net (Decrease) Increase in Cash and Equivalents	(365,582)	183,977
Cash and Equivalents, Beginning	783,766	599,789
Cash and Equivalents, Ending	$ 418,184	$ 783,766

Supplemental Disclosures of Cash Flow Information:

	2004	2003
Cash Paid During the Years for Interest	$ 13,597	$ -

See Note 7 for supplemental disclosure of non-cash financing activities.

1. Significant Accounting Policies:

Reporting Entity: Newbury Street Capital Limited Partnership (the Partnership) was formed on March 16, 1993, as a Massachusetts limited partnership and is registered under the Securities Exchange Act of 1934 as a broker/dealer providing securities brokerage, placement and underwriting services. The Partnership utilizes a clearing/carrying broker to execute brokerage transactions and to perform custodial functions relating to customer securities.

Revenue Recognition: The Partnership recognizes revenues and expenses relating to commissions on a trade date basis.

The Partnership shares in interest earned by the clearing broker on debit and credit balances of the Partnership's clients' accounts carried by the clearing broker. Interest income is accrued as earned.

Cash and Equivalents: The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has a cash management program which provides for investment of excess cash balances primarily in money market funds. The Partnership considers such highly liquid investments with maturities of three months or less when invested to be cash equivalents.

Investments: Investments in marketable securities are valued at market value based on quoted market prices for such securities. Non-marketable securities are also valued at market value as determined based on management's estimates. Gains and losses arising from all securities transactions are recoded on a trade date basis.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as Newbury Street Capital Limited Partnership is a partnership and, accordingly, the Partnership's taxable income is allocated to its partners for income tax reporting purposes.

Uses of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the Partnership may differ from those estimates.

2. Clearing Broker Deposit:

The Partnership is a party to a fully disclosed clearing agreement with a clearing broker. The terms of the agreement require that the partnership maintain a deposit in the amount of $150,000.

Furthermore, the Partnership is required to notify the clearing broker in advance of partnership distributions in excess of ten percent of its net capital. The Partnership was in compliance with this contractual provision during 2004.

3. Net Capital:

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6 2/3% of aggregate indebtedness or $5,000. As of December 31, 2004 and 2003, the Partnership's net capital amounted to $56,164 and $325,353, respectively.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Partnership's aggregate indebtedness to net capital ratio amounted to 6.64 to 1 and 1.73 to 1, as of December 31, 2004 and 2003, respectively.

4. Admission of New Limited Partners:

On July 1, 2003, the Partnership admitted two new limited partners. The new limited partners' interests were subject to certain vesting arrangements (See Note 5).

5. Withdrawal of a Limited Partners:

During the year ended December 31, 2004, pursuant to certain agreements, the Partnership purchased all of the partnership interests owned by a certain limited partner and a portion of the Partnership interests owned by two other limited partners. The consideration paid to these partners was accounted for as distributions to partners in the accompanying financial statements for the year ended December 31, 2004. The Partnership has an option to purchase the remaining portions of these two partnership interests at a fixed price.

6. Settlement Fee:

During the year ended December 31, 2003, the Company settled a legal claim for cash consideration in the amount of $150,000.

7. Loans Payable - Partners:

Loans payable - partners represent several unsecured, demand loan agreements with certain partners entered into in lieu of distributions payable from the Partnership during the year ended December 31, 2003. As of December 31, 2004 and 2003, balances outstanding under these loan agreements amounted to $259,320 and $518,641, respectively. These loans bear interest at 4% per annum. Included in accrued expenses in the accompanying balance sheet as of December 31, 2004 and 2003 is accrued interest on such loans in the amount of $8,781 and $10,117, respectively.

8. Related Party Transactions:

The Partnership acts as a broker in security transactions for an entity affiliated through common ownership. All commission revenues are derived from transactions initiated by the affiliated entity.

The affiliated entity provides certain administrative and management services to the Partnership. Management fees incurred by the Partnership with the affiliated entity for these services amounted to $120,000 and $66,000, respectively, during the years ended December 31, 2004 and 2003. Additional expenses incurred by the Partnership with the affiliated entity for training and computer expenses amounted to $5,000 during each of the years ended December 31, 2004 and 2003. Due to affiliated entity represents amounts due to the affiliated entity for management fees, training and computer expenses. As of December 31, 2004 and 2003, such amounts due to the affiliated entity amounted to $17,395 and $13,250, respectively.

For the Year Ended December 31		2004
Aggregate Indebtedness	$	372,652
Partners' Capital	$	237,508
Deductions for Nonallowable Assets:		
Prepaid Expenses and Other Current Assets		(26,344)
Portion of Insurance Deductible above $5,000 Limit		(5,000)
Clearing Broker Deposit		(150,000)
Net Capital		56,164
Minimum Net Capital Requirement to be Maintained		24,845
Net Capital in Excess of Requirements	$	31,319
Ratio of Aggregate Indebtedness to Net Capital		6.64 to 1

Reconciliation with Partnership's Computation (included in Part II of Form X-17A-5 as of December 31, 2004):

Net Capital, as Reported in Partnership's Part II (unaudited) FOCUS Report	$	146,964
Due to Affiliated Entity		(20,400)
Distributions Payable		(70,400)
Net Capital Per Above	$	56,164



Moody, Famiglietti & Andronico, LLP
Certified Public Accountants and Consultants

To the Partners
Newbury Street Capital Limited Partnership
38 Newbury Street
Boston, Massachusetts 02116

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a - 5

In planning and performing our audits of the financial statements and supplemental schedules of Newbury Street Capital Limited Partnership for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons,
2. Recordation of differences required by Rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

793 Turnpike Street, North Andover, MA 01845-6177
(978)688-7300 fax (978)685-2333
www.mfa-cpa.com info@mfa-cpa.com


MFA

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 4, 2005